Exhibit (d)(2)

Schedule A

(As of March 9, 2026)

Funds

Series	Annual Rate of Average Daily Net Assets	Initial Board Approval Date	Shareholder Approval Date	Initial Effective Date	Termination Date

Amplify Municipal CEF High Income ETF	0.50%	February 10, 2026	March 6, 2026	March 9, 2026	February 10, 2028